Exhibit 10.1

June 9, 2021

To:      Giancarlo Currarino

Re:      Letter of Understanding for Secondment Assignment with O-I Italy

This letter confirms the terms and conditions for your international assignment with O-I Italy S.p.A. (hereinafter “O-I Italy” or “Host Company”). The assignment is subject to your acceptance of these terms and conditions and to the granting of a work permit by the authorities in Italy.

The effective date of the assignment is 1 September 2021, or as soon as the necessary visa/work permit has been approved and you have begun your assignment in Italy. During the period of this assignment, your employer will be SeaGate, Inc. (hereinafter “SeaGate” or “Home Company”), and you will be assigned to perform services for O-I Italy.

For purposes of this assignment, your job title will be Managing Director, South East Europe, reporting to Vitaliano Torno, President, Business Operations and O-I Europe.

Your point of origin is designated as Perrysburg, Ohio, United States. Your work location will be Origgio, Italy.

It is expected that the duration of this assignment will be three years from the effective date, with the possibility of a shortened or extended assignment, consistent with business needs.

Please note that nothing in this assignment letter alters the at-will status of your employment, which means that your employment is of indefinite duration and either you or the Home Company may terminate our employment relationship at any time for any reason or no reason, with or without cause, and with or without notice. Any statements to the contrary that may have been made to you are superseded and cancelled by this assignment letter.

COMPENSATION

Base Salary – Throughout your assignment, you will remain covered by the Compensation Plans of Home Company. Current salary and any exceptions on pay structure are noted in Schedule 1. Your Host Company will maintain a record of your Home Company gross salary, and this will be reviewed annually in accordance with Home Company policy. Regardless of the length of this assignment, your base salary will serve as the benchmark for the calculation of allowances and differentials, as well as for the determination of salary upon transfer to another position.

Short Term Incentive –You will be eligible to participate in the O-I short term incentive (“STI”) program for the South East Europe Country Group.  Any incentive paid under this program will be determined based on the criteria established at the beginning of each performance year.  To receive an STI award, you must be actively employed through the date the award is paid.  See Schedule 1 for participation level.

Long Term Incentive – You will be eligible to participate in O-I's Long Term Incentive (“LTI”) program.  Equity compensation grants are made in March of each year to certain eligible employees following the review and approval of the Compensation Committee of the O-I Glass, Inc. Board of Directors.  Specific details are provided each year at the time of grant.  See Schedule 1 for participation level.

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In addition to your Home Company compensation, benefits, and executive perquisites, you will be entitled to receive other assignment allowances, which are described below and in Schedule 1.

HOUSING

Host Country Housing – You will be provided a monthly housing allowance budget for a housing rental. The final housing allowance will be set at the actual monthly lease cost. Housing costs above this amount will be your responsibility.  Any taxes due on the housing benefit will be paid by the Host Company.

Host Country Utilities – You will be responsible for the monthly payment of all utilities while on assignment in Italy.

Home Maintenance Allowance – You are not eligible for a monthly home maintenance allowance.

RELOCATION BENEFITS

You and your eligible family members will be relocated from Perrysburg, Ohio to Origgio, Italy. You will be provided with the following additional relocation benefits. SIRVA is the relocation services provider. You will be required to sign a repayment agreement prior to the initiation of relocation services.

Goods and Services (“G&S”) Differential –The G&S Differential provides, at a given salary (maximum equivalent of USD 200,000) and family size at the host location, the difference between the cost of goods and services in the host country and the home country and is designed to protect assignees from changes in home and host country exchange rates and inflation (or price levels).  Conceptually, the G&S Differential, when combined with home country spendable income (the portion of your salary spent on goods and services at home at a given salary level and family size), provides approximately the same purchasing power in the host country that an assignee would have in the home country. The G&S Differential is provided by Mercer, an internationally recognized consulting firm, and is expressed by a cost of living index, which may be positive or negative.

The G&S Differential will be paid on a regular pay period basis and payment will begin once you have moved into permanent accommodation at the host location. It will be reviewed each quarter of the calendar year and will be adjusted up or down depending on the appropriate cost of living index.  The cost of living index shows the difference in living costs (food, gasoline, entertainment, etc.) between cities and fluctuates with pricing levels and the exchange rate between the two currencies.  The Host Company will pay all actual taxes imposed on the G&S Differential.

The G&S Differential will be updated and communicated to you prior to the onset of your first G&S Differential payment.

The Home Company will not apply a negative G&S Differential (to reduce an assignee’s pay).  Although negative, the G&S Differential will continue to be reviewed each quarter.  Should the G&S Differential become positive, the assignee will receive the G&S Differential payment.

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Pre-transfer Visit - You and your family are eligible for a pre-transfer visit to Italy. A destination services provider will be assigned to you and will coordinate a tour of the area, viewing of homes, arranging for school visits, etc.

Home Visit – You will be eligible for reimbursement of return economy airfare for you, your spouse and eligible relocating dependents to visit your point of origin once per year, after having completed 6 months of the assignment. The cost of a mid-size rental car for the home visit will also be reimbursed. Vacation days are to be used for the home visit, except that the first and last days will be travel days and not counted as vacation days.

Shipment of Personal and Household Goods – Your Home Company will pay the reasonable cost of shipment of your personal and household belongings from the United States to Italy. O-I Italy will pay the reasonable cost to ship your personal and household belongings back to your home at the conclusion of the assignment, unless the assignment concludes through a for-cause termination or a voluntary resignation.

Host Country Transportation - You will be provided with one automobile while on assignment, in accordance with host country policy. This benefit may be provided through a company leased vehicle, a long term rental program or through a monthly car allowance processed through host country payroll.

Auto (Lease Cancellation/Loss on Sale) – Unless your assignment concludes through a for-cause termination or a voluntary resignation, upon your repatriation to the United States, you are eligible for reimbursement of the lease cancellation or loss on sale for one vehicle in Italy. You will be paid the difference between the initial purchasing price and the selling price based on normal depreciation and the Kelley Blue Book value of your vehicle.

Spousal Career Support Allowance - You are eligible for a Career Support Allowance benefit of up to USD 5,000. This benefit is for the accompanying spouse/partner to assist him/her in maintaining or pursuing a career, pursuing a course of study, and/or securing employment in the host country (if permitted). This benefit is available for 12 months from the effective date of your assignment.

OTHER BENEFITS

Emergency Leave – In the event of the death of a member of your or your spouse’s immediate family, O-I will provide round-trip economy class airfare to the home country for you, your spouse and relocated eligible dependents. Immediate family is defined as mother, father, brother, sister and child. Reimbursement for emergency travel in the event of the death of a grandparent is limited to the grandchild. Time off with pay is limited to the bereavement entitlement in the Home Company.

Health Care – During the term of this assignment, you, your spouse and your eligible family members will be enrolled in the O-I International Health Care Plan, Blue Cross Blue Shield International. A monthly contribution towards health care coverage will be automatically deducted from your paycheck. The amount of contribution is subject to change in accordance with O-I policy.

Vacation – Your vacation eligibility will be in accordance with Home Company policy. Your vacation schedule must be approved by your assignment supervisor.

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Public Holidays – You will observe the O-I Italy public holiday schedule.

Dependent Education Assistance – You are eligible for the Dependent Education Assistance benefit. Reimbursement for host country private/international education will be provided for a Host Company pre-approved school as follows: reasonable and customary registration fees; tuition and lab fees; required school books and school provided transportation.

Language Lessons – You and your relocating family members are eligible for language lessons, limited to 100 hours per person. Lessons will focus on both verbal and written communication skills. Lessons may begin prior to or upon arrival in the host location.

Immigration Expenses – O-I will arrange and pay for the appropriate immigration expenses, including passports, work permits, visas, and any other legally required documentation for you, your spouse and eligible relocating dependents.

Any assignee allowances and differentials paid to you during the term of this assignment will cease when the assignment ends.

O-I reserves the right to improve, reduce, eliminate or change the nature, type or amount of the benefits and allowances and differentials provided to employees at any time, with or without prior notice.  You will be notified of any impacts to you of any such changes.

TAXES AND SOCIAL CHARGES

Tax and Tax Returns – You will be tax equalized to the United States (Perrysburg, Ohio). It will remain your responsibility to fully and completely report to the appropriate government authorities, all information required for income tax purposes.

To assist you with this, the Home Company will engage the services of a tax consultant, who will prepare and file all necessary tax returns. The exact method of handling and accounting for your taxes will depend upon the specific conditions in your home country and the country to which you are assigned.

Hypothetical Tax – A hypothetical tax will be deducted from your salary each pay period, and will be an amount corresponding to the income taxes you would pay on your employment income, were you working in your home country. Normal social taxes will be withheld. At the conclusion of each tax year, a tax equalization summary will be prepared. Tax equalization summaries may result in you having an obligation to repay monies to O-I.

If you terminate your employment with O-I, you will be required to repay to O-I the full amount of any tax advances then outstanding. You authorize O-I to deduct from any payments due to you at termination any outstanding balance due.

GENERAL

Emergency Medical and Evacuation Assistance – Emergency medical and evacuation assistance is provided to you and your relocating family members. If you have questions about this service and/or your health care, you can call the Global Emergency Assistance Program at +1 877-242-5580 or the number on the back of your Member ID card. This number is staffed 24 hours per day, 7 days per week.

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Work Schedule – You agree that you will observe the work schedule in effect at your place of assignment, and that you will be expected to fulfill any responsibilities your assignment requires, from time to time, beyond this schedule.

Employment Restrictions – It is understood that in accepting this assignment you agree not to engage in any other employment, or in any business enterprise, that may in any way conflict with your service to, or the interest of, either the Home or Host Company. You will refrain from political activity in Italy.

Waiver of Duplication of Benefits – You agree that you will not be entitled to duplication of benefits and that should you become entitled to any benefit under the laws of any country that are already provided to you by the Home Company, you will not receive a duplication of the benefit.

Applicable Law – This Agreement is governed and construed in accordance with the laws of the State of Ohio, U.S.A.

Repatriation – The Home Company retains the right to terminate this agreement and repatriate you at any time.

Upon repatriation or termination for any reason, other than for cause or voluntary resignation, the Company will pay for relocation back to the point of origin. Repatriation benefits include a tax consultation in both home and host countries, departure from host country housing, miscellaneous expense allowance (see Schedule 1), temporary living in home country, paid time off to relocate, return travel expenses and shipment of personal and household goods.

SIGNATURES

To indicate your understanding and acceptance of these terms and conditions, please sign below.

Best wishes for a successful and rewarding assignment:

/s/ Giancarlo Curriano	June 9, 2021
Giancarlo Currarino	Date

/s/ Andres Lopez	June 9, 2021
Andres Lopez	Date
Chief Executive Officer
O-I Glass, Inc.

/s/ Vitaliano Torno	June 10, 2021
Vitaliano Torno	Date
President, Business Operations and O-I Europe
O-I Glass, Inc.

Distribution: Giancarlo Currarino / O-I United States / O-I Italy

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Schedule 1 – Assignment Details

Assignee	Giancarlo Currarino
Assignment Type	Global Strategic Expat Assignment
Length of Assignment	3 years
Job Title	Managing Director, South East Europe
Family Size on Assignment	5
Home Country	United States
Host Country	Italy
Proposed Assignment Start Date	1 September 2021
Relevant Policy	Tier 1 – Global Strategic Assignment Policy
Home Gross Salary	USD $ 520,000.00
Short-Term Incentive – Target Eligibility	65% of annual eligible earnings (Country Group Program)
Long-Term Incentive – Target Eligibility	Per Annual Review
Goods and Services Allowance	EUR 1,826 per month - reviewed quarterly
Housing Rental Limit	EUR 6,000 per month
Education for Children	As described above
Annual Home Leave	As described above
Language Lessons	As described above
Vacation Eligibility	23 days per year
Return – Misc. Relocation Allowance	USD $16,667

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